FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated November 5, 2015

TRANSLATION

Autonomous City of Buenos Aires, November 5, 2015

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Changes in the Board of Directors of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations, to report changes in the composition of the Board of Directors of YPF S.A.

In this regard, please be advised that the Board of Directors of the Company, at its meeting held on November 5, 2015, considered and has accepted the resignation of Ms. Andrea Mariana Confini  and Mr. Guillermo Horacio Aramburu, as Director and Alternate Director for the Class D shares, respectively, strictly for personal reasons.

In addition, and in accordance with article 258 of the Ley General de Sociedades 19.550 and article 13 – Vacancy – of the Company's bylaws, the members of the Supervisory Committee representing the Class D shares proceeded to fill the vacancy produced by the resignation of Ms. Andrea Mariana Confini, naming Mr. Nicolás Alfredo Trotta as Director for the Class D shares.

    Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: November 5, 2015	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer